                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               PICO HOLDINGS, INC.
                                (Name of Issuer)




                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)




                                   693366-10-6
                                 (CUSIP Number)





                            Rebecca K. Schmitt, Esq.
                          Gray Cary Ware & Freidenrich
                        4365 Executive Drive, Suite 1600
                           San Diego, California 92121
                                 (619) 677-1446

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                November 20, 1994
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


                    / /




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CUSIP NO. 693366-10-6

         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Ronald Langley
                                   ###-##-####

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (See Instructions)
                                                                    (a)      / /

                                                                    (b)      /X/

         3.       SEC USE ONLY

         4.       SOURCE OF FUNDS (See Instructions)
                                                         OO

         5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                    / /

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                             Australia

                  Number of Shares           7.       SOLE VOTING POWER
                  Beneficially Owned                           1,908,847
                  by Each Reporting
                  Person With                8.       SHARED VOTING POWER
                                                               -0-

                                             9.       SOLE DISPOSITIVE POWER
                                                               1,908,847

                                             10.      SHARED DISPOSITIVE POWER
                                                               -0-

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             1,908,847

         12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                             /X/

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                             5.7%

         14.      TYPE OF REPORTING PERSON

                                             IN



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Item 1.  Security and Issuer.

         This statement relates to the acquisition by the reporting person of options to purchase up to 1,908,847 shares of Pico Holdings, Inc. ("Pico") common stock, par value $0.001. The principal executive offices of Pico are located at 13515 Yarmouth Drive N.W., Pickerington, Ohio 43147.

Item 2.  Identity and Background.

         This statement is being filed on behalf Ronald Langley, 875 Prospect Street, Suite 301, La Jolla, CA 92037. Mr. Langley is a self employed investor and also serves as Chairman of the Board of Directors of (i) Pico and certain of its subsidiaries, and (ii) Global Equity Corporation ("GEC").

         The address of Pico is given in response to Item 1. The address of GEC is 30A Hazelton Avenue, 4th Floor, Toronto, Ontario, Canada M5R2E2.

         Approximately 38% of the outstanding shares of GEC are owned by a wholly-owned subsidiary of Pico. GEC owns 4,258,415 shares of Pico Common Stock. Mr. Langley, as Chairman of the Board and a director of GEC, may be deemed to share dispositive power with respect to the Pico shares owned by GEC. Such shares have no voting rights under California law. Mr. Langley does not affirm the existence of a group with respect to GEC and disclaims beneficial ownership of all shares of Pico Common Stock held by GEC.

         During the last five years Mr. Langley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Langley has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Mr. Langley is a citizen of Australia.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Langley acquired the securities pursuant to a merger in which Physicians Insurance Company of Ohio, an Ohio corporation ("Physicians"), was merged with Citation Holdings, Inc., an Ohio corporation and a wholly-owned subsidiary of Pico (the "Merger"). Pursuant to the Merger, Mr. Langley's options to acquire stock of Physicians were assumed by or converted into options to acquire shares of Pico.

Item 4.  Purpose of the Transaction.

         The securities were acquired pursuant to the Merger as described in
Item 3, above. Mr. Langley may purchase common stock of Pico pursuant to the exercise of the outstanding options but has no current plan or proposal relating to (i) the acquisition of any other securities of Pico or the disposition of any securities of Pico, or (ii) except as have previously occurred pursuant to the Merger, any of the actions enumerated in items (b) through (j) of Item 5 of
Schedule 13D. The effects of the Merger have been described in detail in Pico's Registration Statement No. 333-06671 on Form S-4.

Item 5.  Interest in Securities of PICO.

         (a) As of November 1996, Mr. Langley had the right to acquire 1,908,847 shares of the Common Stock of Pico pursuant to the exercise of outstanding options. Such shares, if acquired, would constitute approximately 5.7% of the issued and outstanding shares of the Common Stock of Pico, based upon the most recently available filing by Pico with the Securities and Exchange Commission.



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         (b) Mr. Langley presently has no power to vote any shares of Pico. If and when Mr. Langley exercises his options to purchase shares of Pico Common Stock, Mr. Langley will have sole power to direct the vote with respect to, and to dispose or to direct the disposition of, the shares of Pico Common Stock acquired upon exercise.

         (c) No transactions in the Common Stock of Pico were effected by Mr. Langley within the 60 days prior to the date of the Merger.

         (d) If Mr. Langley's options were exercised currently, no person other than Mr. Langley would have the right to receive or the power to direct the receipt of dividends from the shares of Common Stock thereby acquired, or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of PICO.

         Mr. Langley holds two options to purchase shares of Pico Common Stock. The first option is to acquire 876,732 shares of common stock from Pico at an exercise price of $2.695 per share pursuant to an option grant made under the Physicians' 1995 Non-Qualified Stock Option Plan, which option was assumed by Pico pursuant to the Merger.. The option to acquire shares from Pico expires on August 24, 2005. The second option is to acquire up to 1,032,115 shares of Pico Common Stock from Guinness Peat Group plc ("GPG"). 715,699 shares may be purchased from GPG at an exercise price of $.70 per share and 316,416 shares may be purchased at an exercise price of $.948 per share. The option to acquire shares from GPG expires on December 10, 2003.

Item 7. Material to be Filed as Exhibits.

Exhibit No.       Exhibit

1 Call Option Agreement between Guinness Peat Group plc and Ronald Langley dated November 23, 1993.

2 Letter Agreement dated May 10, 1996 among GPG, Ronald Langley and Ronald Langley regarding Call Option Agreements.

3 Physicians Insurance Company of Ohio 1995 Stock Option Plan (incorporated by reference to exhibit filed with Physicians Insurance Company of Ohio Registration Statement No. 33-99352 on Form S-1 filed with the SEC on November 14, 1995).

4 Option Grant Agreement dated August 24, 1995 between Physicians Insurance Company of Ohio and Ronald Langley.

5 Stock Option Assumption Agreement dated November 20, 1996 between Pico Holdings, Inc. (formerly known as Citation Insurance Group) and Ronald Langley.




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                                    SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 1996


                                                  /s/ Ronald Langley
                                                  ------------------------------
                                                      Ronald Langley




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                                  EXHIBIT INDEX

Exhibit No.       Exhibit

1 Call Option Agreement between Guinness Peat Group plc and Ronald Langley dated November 23, 1993.

2 Letter Agreement dated May 10, 1996 among GPG, Ronald Langley and John Hart regarding Call Option Agreements.

3 Physicians Insurance Company of Ohio 1995 Stock Option Plan (incorporated by reference to exhibit filed with Physicians Insurance Company of Ohio Registration Statement No. 33-99352 on Form S-1 filed with the SEC on November 14, 1995).

4 Option Grant Agreement dated August 24, 1995 between Physicians Insurance Company of Ohio and Ronald Langley.

5 Stock Option Assumption Agreement dated November 20, 1996 between Pico Holdings, Inc. (formerly known as Citation Insurance Group) and Ronald Langley.




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                                    EXHIBIT 1

                   THIS AGREEMENT is made on 23 November 1993

BETWEEN:

(1) GUINNESS PEAT GROUP PLC whose registered office is at Plumtree Court London EC4A 4HT ("GPG"); and

(2)      RONALD LANGLEY whose address is ______________________________________,
         United States of America ("Optionholder").

RECITALS:

A. Physicians Insurance Company of Ohio (the "Company") is an Ohio for profit corporation having its principal place of business at 13515 Yarmouth Drive, N.W. Pickerington, Ohio 43147, United States of America.

B. Quaker (as defined herein) has agreed to acquire 1,428,571 Class A Common Shares of the Company on the terns and subject to the conditions set out in the PICO Acquisition Agreement (as defined herein).

C. GPG has agreed to purchase the entire issued share capital of Quaker on the terms and subject to the conditions set out in the Quaker Acquisition Agreement (as defined herein).

D. GPG has agreed to grant an option to the Optionholder in respect of its interest in the Class A Common Shares of the Company to be acquired pursuant to the PICO Acquisition Agreement and the Quaker Acquisition Agreement on the terms and subject to the conditions set out in this Agreement.

IT IS AGREED as follows:

1.       INTERPRETATION

         1.1 In this Agreement and the Schedule the following definitions are used (in addition to the definitions used above):

                  "agreed form"     in relation to any document, the draft or
                                    document initialled by or on behalf of the parties to this Agreement for the purposes of identification

                  "Completion"      completion of the sale and purchase of any
                                    Option Shares upon any exercise of the
                                    Option;

                  "GPG Group"       GPG and its subsidiaries;

                  "Initial-Option   142,857 Class A Common Shares in the capital
                  Shares            of the Company (representing 10 percent of
                                    the Class A Common Shares in the Capital of the Company to be acquired by the GPG Group on completion of both the PICO Acquisition
                                    Agreement and the Quaker Acquisition
                                    Agreement);

                  "Non-Dilution     such number of equity securities of the
                  Shares            Company of any class or type, or securities
                                    exchangeable for or convertible into any such equity securities, or warrants or other instruments or rights


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                                    evidencing or constituting rights or options
                                    to purchase or otherwise acquire any such equity securities (if any) as equals 10 per cent of any such securities, warrants, instruments or rights acquired by any member of the GPG Group pursuant to the exercise of its rights set out in clause 7.02 of the PICO Acquisition Agreement at any time during the Option Period;

                  "Option" the option granted by GPG to the Optionholder to purchase, whether in a single trance or otherwise, in accordance with the Agreement all or any of the Option Shares pursuant to Clause 2.1 of this Agreement;

                  "Option           the later of:
                  Commencement      (a) the date of completion of the PICO
                  "Date"            Acquisition Agreement; and

                                    (b) the date of completion of the Quaker
                                        Acquisition Agreement;

                                    each in accordance with its terms;

                  "Option Exercise  the price payable in respect of the Option
                  Price"            Shares upon exercise of the Option
                                    determined as follows:

                                    (a) in respect of each Initial Option Share,
                                        US$3.50 per share;

                                    (b) in respect of each Second Option Share
                                        (if any), the higher of:

                                        (i)  US$3.50 per share; and

                                        (ii) the average price per Second Option
                                             Share paid by the GPG Group upon
                                             the exercise of the Option set out
                                             in clause 7.01 of the PICO
                                             Acquisition Agreement;

                                    (c) in respect of each Non-Dilution Share,
                                        the average price par Non-Dilution share paid by the GPG Group upon the exercise of its rights set out in clause 7.02 of the PICO Acquisition Agreement;

                                            as varied, if applicable, from time
                                            to time in accordance with clause
                                            2.4 of this Agreement.

                  "Option Notice"   a notice exercising the Option, in whole or
                                    in part, pursuant to Clause 2.2 of this
                                    Agreement;

                  "Option Period"   the period commencing on the Option
                                    Commencement Date and terminating on the tenth anniversary of the Option Commencement
                                    Date (both dates inclusive);

                  "Option Shares" the aggregate of the Initial Option Shares and, if acquired by GPG pursuant to the applicable agreement, the Second Option Shares and the Non-Dilution Shares;


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                  "PICO             the agreement to be entered into in the
                  Acquisition       agreed form between Quaker and the Company
                  Agreement"        for the initial acquisition by Quaker of
                                    1,428,571 Class A Common Shares in the
                                    capital of the Company;

                  "Quaker" Quaker Holdings Limited, an international business corporation incorporated in the Bahamas;

                  "Quaker           the agreement to be entered into in the
                  Acquisition       agreed form between GPG and the Optionholder
                  Agreement"        for the acquisition by the GPG Group of the
                                    entire issued capital of Quaker;

                  "Related Party"   in relation to the Optionholder, means

                                    (a) his wife; or

                                    (b) any child of the Optionholder, or

                                    (c) the trustees, managers or administrators
                                        of any trust or settlement established
                                        solely for the benefit of any or all of
                                        the Optionholder, his wife and children;

                  "Second Option    such number of Class A Common Shares in the
                  Shares"           capital of the Company (if any) as equals 10
                                    percent of any such shares acquired by any member of the GPG Group pursuant to the exercise of the option set out in clause
                                    7.01 of the PICO Acquisition Agreement at any time during the Option Period;

                  "Subsidiary"      has the meaning as defined in Section 736
                                    and 736A of the Companies Act 1985.

         1.2      In this Agreement, unless the contrary intention appears:

                  (A) words in the singular shall include the plural, and vice versa;

                  (B) a reference to a clause or sub-clause shall be a reference to a clause or sub-clause (as the case may be) or to this Agreement;

                  (C) the headings in this Agreement are for convenience any and shall not affect the interpretation of any provision of this Agreement.

2.       GRANT AND EXERCISE OF OPTIONS.

         2.1 In consideration of the sum of US$1 paid by the Optionholder, GPG grants to the Optionholder an irrevocable right, conditional upon completion of the PICO Acquisition Agreement and the Quaker Acquisition Agreement, each in accordance with its terms, to purchase the Option Shares for the Option Exercise Price.

         2.2 The Option shall be exercisable at any time during the Option Period by a notice in writing to GPG from the Optionholder.

         2.3 The Option may be exercised over all the Option Shares or, at the Optionholder's sole discretion, from time to time in one or more tranches provided that the Optionholder shall be entitled to exercise the Option only once in each calendar year in respect of


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                  any number of Option Shares over which the Option remains
                  unexercised. The relevant Option Notice shall specify the number and class of Option Shares which are subject to exercise. If no such details are contained in the Option Notice, it shall be deemed to relate to all the Option Shares held by the GPG Group at the date of the Option Notice.

         2.4 If the issued share capital of the Company is the subject of any reduction, repayment to shareholders, sub-division, consolidation or variation of the rights attaching to any class of share capital or is increased by means of a rights issue or bonus or capitalization issue, GPG and the Optionholder shall agree to the variation of the number of shares in the Company to which the Option shall continue to apply and/or the price per share for each Option Share (as so varied). In default of agreement, either party may apply to the auditors of the Company to, and GPG and the Optionholder shall use their respective reasonable endeavors to procure that on such application the auditors shall, made such determination as they, in their sole discretion, acting as experts and not as arbitrators, may think appropriate in the circumstances regarding the number of shares to which the Option shall continue to apply and/or the price per share for each Option Share (as so varied). The determination of the auditors shall be final and binding on the parties. The costs of the auditors in making such determination shall be borne and paid equally between the parties. If the auditors decline to accept any proposed appointment for the purposes of this clause, the parties shall agree to appoint such other expert as may be appropriate and the provisions of this clause shall apply mutatis mutandis.

         2.5      If at any time during the Option Period:

                  (A)      (1)      the Company makes an assignment for the
                                    benefit of creditors or admits in writing its inability to pay its debts generally as they become due; the Company petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company; or the Company commences any proceeding relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; and

                           (2) the Company is insolvent within the meaning of such terms under the Ohio Insurance Code or the United States Federal Bankruptcy Code; or

                  (B) any such petition or application is filed, or any such proceeding is commenced against the Company; an order, judgment or decree is entered adjudicating the Company bankrupt or insolvent; or any order for relief with respect to the Company is entered under the United States Federal Bankruptcy Code;

                  the Option will lapse forthwith in respect of any Option Shares which are not the subject of the Option Notice received by GPG prior to the date of such event.

         2.6 If at any time during the Option Period, GPG becomes aware that the Company is proposing to commence any proceeding relating to the Company under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law of any jurisdiction; and the Company is not insolvent within the meaning of such terms under the Ohio Insurance Code or the United States Federal Bankruptcy Code, GPG shall use reasonable endeavors to notify the Optionholder that such proceedings are proposed. If having been so notified, the Option holder exercises the Option in accordance with clauses
                  2.2 and 2.3 above, GPG shall cooperate with the Optionholder


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                  so far as is reasonably practicable to complete the sale and purchase of the Option Shares prior to commencement of the proceedings referred to in this clause.

         2.7 Irrespective of whether GPG becomes aware that the Company is proposing to commence any proceedings referred to in clause
                  2.6 above, if completion of the sale and purchase of the Option Shares shall not take place prior to the commencement of such proceedings, and GPG or any member of the GPG Group receives on any subsequent dissolution or liquidation of the Company an amount in respect of each Option Share greater than the relevant Option Exercise Price, GPG shall pay or procure that there shall be paid to the Optionholder an amount in respect of each Option Share equal to that difference. Upon such payment, all obligations of GPG hereunder shall cease.

3.       SALE AND PURCHASE

         3.1 The parties shall be bound to complete the sale and purchase of the Option Shares referred to in an Option Notice within 30 days after the date of service of an Option Notice.

         3.2 The Optionholder shall not be obliged to complete the purchase of any of the relevant Option Shares unless GPG completes simultaneously the sale of all those Option Shares, but he Completion of the purchase of some of the Option Shares shall not affect the rights of the Optionholder in respect to the purchase of the others.

4.       COMPLETION OF EXERCISE

         4.1 Completion of the sale and purchase of the Option Shares shall take place at the offices of GPG specified in clause 10.1(C), or at such other place as the parties may agree, not later than 3 p.m. on the relevant day.

         4.2      At Completion:

                  (A)      GPG shall deliver or procure the delivery to the
                           Optionholder:

                           (1) a duly executed transfer to the Optionholder or his nominee of the relevant Option Shares; and

                           (2)      in the case of GPG or any of its
                                    subsidiaries not being registered as the holder of the relevant Option Shares, evidence to the satisfaction of the Optionholder of its title or right to sell those shares.

                  (B) GPG shall take such action as shall be within its power to vest in the Optionholder the full beneficial ownership of the relevant Option Shares and to enable the Optionholder to procure that such shares are registered in his name or that of his nominee.

                  (C) The Optionholder shall deliver to GPG a bankers draft drawn on a town branch of a United Kingdom clearing bank in the City of London in respect of an amount in US$ equal to the number of Option Shares acquired by him multiplied by the Option Exercise Price.

5.       DEFAULT UNDER CLAUSE 4.

         5.1 The Optionholder shall not be obliged to complete the purchase of the Option Shares until GPG complies fully with the requirements of sub-clause 4.2(A).


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         5.2      If, in any respect, the requirements of sub-clause 4.2(A) are not complied with on the date set for Completion, the Optionholder may:

                  (A) defer completion with respect to some or all of the relevant Option Shares to a date not more than 28 days after the date (in which case this clause will apply to Completion as so deferred); or

                  (B) proceed to Completion so far as practicable (including, at the option of the Optionholder, Completion of the purchase of some only of the relevant Option Shares) and, in any case, without prejudice to his rights under this Agreement; or

                  (C)      rescind this Agreement without liability to GPG.

6.       INVESTMENT UNDERTAKINGS.

         6.1 The Optionholder represents and warrants to GPG, and with respect to any Option Shares covenants to GPG, that he is acquiring the Option, and that he will acquire any Option Shares, for his own account for investment purposes only, and not with a view to, or for resale in connection with, any distribution thereof except (A) pursuant to an effective registration statement filed with the United States Securities and Exchange Commission under the Securities Act of 1993, as amended ("1993 Act"), or (B) pursuant to and in compliance with Rule 144 under the 1933 Act or any other exemption from registration afforded by the 1933 Act or the rules and regulations thereunder, and in any case, in compliance with any applicable securities laws.

         6.2 Neither the Option nor any Option Shares may be sold, assigned or otherwise transferred in the absence of registration under the 1933 Act or any other necessary qualification under other applicable securities laws or an opinion of counsel satisfactory to GPG that such registration and qualification are not required. Any certificates for Option Shares may, at GPG's option, bear a legend to the effect of the foregoing and any other legend that may be required by the Company.

         6.3 The Optionholder acknowledges that in reliance on one or more exemptions from the 1933 Act and any other applicable securities laws, the Option and the Option Shares are not and (subject to any intervening registraTion or qualification of the Option Shares) will not be registered or qualified under the 1933 Act or such other applicable securities laws, and that such reliance is based in part on the representation, warranties, covenants and agreements of the Optionholder set forth in clauses 6.1 and 6.2.

7.       GPG'S UNDERTAKINGS.

         7.1 Subject to the provisions of clause 7.2 and 7.3 below, GPG shall not, and agrees to procure that none of its subsidiaries shall, prior to the exercise of expiry of the Option and (if appropriate) Completion, transfer, dispose of, charge, pledge or encumber in any way its interest in any of the Option Shares, and the Option Shares, shall, upon completion, be sold free of any option, charge, lien, equity, encumbrance, rights of preemption or any other third party rights and together with all rights attached to them at the date of service of the relevant Option Notice including the right to receive all dividends or other distributions declared, made or paid in respect of the relevant Option Shares at any time on or after the date of service of the Option Notice.

         7.2 GPG or any of its subsidiaries shall be permitted to transfer its interest in any of the Option Shares to any other member of the GPG Group.


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
         7.3 Before transferring or procuring the transfer by any member of the GPG Group of all or any of the Option Shares other than as permitted by clause 7.2 above, GPG shall give notice in writing to the Optionholder that it proposes to transfer or procure the transfer of such Option Shares stating the number of Option Shares the subject of the proposed transfer and the price at which such shares are to be transferred. If within 10 days after the notice of the proposed transfer is given, the Optionholder does not exercise the Option in respect of the Option Shares the subject to the proposed transfer, GPG shall be permitted to transfer such Option Shares to any person it so desires.

         7.4 If in respect of a transfer permitted by clause 7.3 above, any member of the GPG Group shall receive an amount in respect of each Option Share so transferred greater that the relevant Option Exercise Price, GPG shall pay or procure that there shall be paid to the Optionholder an amount in respect of each Option Share so transferred equal to that difference. Upon such payment, the obligations of GPG hereunder shall cease in respect of the Option Shares transferred by GPG or any member of the GPG Group in accordance with clause 7.3 above.

8.       MISCELLANEOUS.

         8.1 This Agreement shall be binding on and enure for the benefit of the successors of each of the parties but, subject to clause 8.2, no party may assign his rights under it.

         8.2 The Optionholder may, subject to the prior written consent of GPG (such consent not to be unreasonably withheld) assign his rights under this Agreement to a Related Party provided that:

                  (A) the Related Party shall, prior to such assignment, undertake in a form and on terms satisfactory to GPG that it will accept the obligations and discharge the liabilities of the Optionholder as if it were an original party to this Agreement; and

                  (B) the Related Party shall reassign to the Optionholder or to another Related Party of the Optionholder, in each case subject to the terms of this Agreement, its rights under this Agreement if it ceases for any reason to be a Related Party.

         8.3 In relation to its subject matter, this Agreement represents the entire understanding and constitutes the whole agreement, and supersedes any previous agreement, between the parties and no party has relied on any representation made by any other party which is not a party to this Agreement.

         8.4 So far as it remains to be fulfilled, this Agreement will continue in full force and affect notwithstanding Completion.

         8.5 GPG shall from time to time and at all times, both before and after Completion, execute all such deeds and documents and do all such things as the Optionholder may reasonable require for perfecting the transactions intended to be effected under or pursuant to this Agreement.

9.       COSTS.

         The Parties will pay their own costs in connection with the preparation and negotiation of this Agreement.

10.      NOTICES.

         10.1 An Option Notice or other communication in connection with this Agreement:

                  (A)      must be in writing;

                  (B) in the case of GPG must be marked for the attention of the Company Secretary;

                  (C) must be left at the address of the addressee, or sent by pre-paid ordinary post (airmail if posted to or from a place outside the United Kingdom) to the address of the addressee or sent by or facsimile to the facsimile number of the addressee which is specified in this clause or if the addressee notifies another address or facsimile number then to that address or facsimile number.

                           The address and facsimile number of each party is:

                           GPG
                           Address:         2nd floor, 21-26 Garlick Hill,
                                            London EC4A 4HT
                           Facsimile:       071-329-8870

                           The Optionholder
                           Address:

                           Facsimile:

         10.2 An Option Notice or other communication takes effect from the time it is deemed to be received pursuant to clause 10.3 unless a later time is specified in it.

         10.3     A letter or facsimile is deemed to be received:

                  (A) in the case of a posted letter, on the 3rd (7th if posted to or from a place outside the United Kingdom) day after posting; and

                  (B) in the case of a facsimile on production of a transmission report by the machine from which the facsimile wa sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient.

11.      GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS.

         11.1 This Agreement and the transactions contemplated by this Agreement shall be governed by and construed in accordance with English law.

         11.2 Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the English courts for determining any dispute concerning this Agreement or the transactions contemplated by this Agreement. Each party waives any right it has to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim that those courts do not have jurisdiction. The Optionholder hereby irrevocably authorizes and appoints Frances Dewhurst of 79 Knightsbridge, London SW1X 7RB to accept service of all legal process arising out of or connected with this Agreement and service on such person shall be deemed to be service on the Optionholder.

         11.3 Without preventing any other mode of service, any document in an action (including, but not limited to, any writ of summons or other originating process or any third party or other party notice) may be served on any party by being delivered to or left for that party at its address for service under clause 10.

IN WITNESS of which the parties have executed this Agreement on the date first mentioned above.

SIGNED by                                   )
for and on behalf of                        ) /s/ Blake Nixon
GUINNESS PEAT GROUP PLC in                  )
the presence of                             )


SIGNED by                                   )
RONALD LANGLEY in the presence              ) /s/ Ronald Langley
of                                          )

                                    EXHIBIT 2

                             Guinness Peat Group plc
                                    2nd Floor
                               21-26 Garlick Hill
                                 London EC4V 2AU
                                     England

                                                                    May 10, 1996

Mr. Ronald Langley
Mr. John Hart
c/o Physicians Insurance Company of Ohio
13515 Yarmouth Drive, N.W.
Pickerington, Ohio 43147

Gentlemen:

         Reference is made to the Call Option Agreements dated November 23, 1993 between Ronald Langley and Guinness Peat Group plc ("GPG"), and John Hart and GPG, respectively (the "Option Agreements").

         The Ondaatje Corporation ("O"), a 38.2% owned subsidiary of Physicians Insurance Company of Ohio ("PICO"), is today purchasing 665,000 shares of PICO common stock owned by Guinness Peat Group plc ("GPG") under an Agreement for Purchase and Sale of Shares dated as of May 9, 1996 (the "TOC Sale").

         This will confirm GPG's agreement, and by signing where provided below each of you also confirm your agreement, that the 665,000 shares included in the TOC Sale shall not be deemed to be Option Shares as defined in the Option Agreements, and that each of you shall continue to have the option pursuant to the respective Option Agreements to purchase up to 206,015 of Option Shares held by GPG (for a total of 412,030) after its sale of the 665,000 shares in the TOC Sale.

                                    GUINNESS PEAT GROUP PLC

                                       /s/ Blake Nixon
                                    -------------------------
                                    Name:  Blake Nixon
                                    Title: Executive Director

Agreed by:


  /s/ Ronald Langley                                  /s/ John Hart
  ------------------                                  -------------
      Ronald Langley                                      John Hart

                                    EXHIBIT 4

                      PHYSICIANS INSURANCE COMPANY OF OHIO
                1995 NON-QUALIFIED STOCK OPTION PLAN (THE "PLAN")
                                  OPTION GRANT



Grantee: Ronald Langley                                          August 24, 1995

         At the direction of the Non-Qualified Stock Option Plan Committee established pursuant to the Plan, you are hereby notified that you have been granted the following Options with respect to Class A common shares of Physicians Insurance Company of Ohio (the "Company") pursuant to the Plan:



         Number of Shares in Grant:     175,000 shares

         Date of Grant:                 August 24, 1995

         Option Price:                  $13.50 per share

         Exercisability:                All shares are exercisable on or after
                                        August 24, 1995

                                        All shares must be exercised no later
                                        than the expiration of 10 years from the Date of Grant.

         Termination:                   The Options shall terminate by reason of
                                        termination of your association with the Company in accordance with the provisions of Section 5(c) of the Plan.

                                        The Options may terminate in the event
                                        of a merger, consolidation or sale of
                                        assets in accordance with Section 11 of
                                        the Plan.


         Attached is a copy of the Plan which governs the Options granted to you. At the time or times when you wish to exercise this Option in whole or in part, please refer to this Notice and the Plan, in particular those provisions addressing methods and formalities of exercise.

                                             Sincerely,

                                             The Non-Qualified Stock Option Plan
                                             Committee


                                             By:       /s/ John D. Weil
                                                       ----------------

                                             Name (Print): John D. Weil

Receipt Acknowledged:


/s/ Ronald Langley
------------------
    Ronald Langley

                                    EXHIBIT 5

                            CITATION INSURANCE GROUP

                        STOCK OPTION ASSUMPTION AGREEMENT


         THIS ASSUMPTION AGREEMENT is made as of November 20, 1996 by and between Citation Insurance Group, a California corporation ("Citation"), and Ronald Langley ("Optionee").

                                    RECITALS

         A. Effective on November 20, 1996 (the "Closing Date"), Citation Holdings, Inc., an Ohio corporation ("Sub") will be merged with and into Physicians Insurance Company of Ohio, an Ohio corporation ("PICO") (the "Merger") pursuant to an Agreement and Plan of Reorganization dated May 1, 1996, by and between Citation, Sub and PICO (the "Merger Agreement").

         B. Pursuant to the terms of the Merger Agreement, each outstanding share of PICO Common Stock will be converted into 5.0099 shares of Citation Common Stock (the "Exchange Ratio").

         C. By the terms of a certain Stock Option Grant by PICO to Optionee pursuant to a grant document dated August 24, 1996 (the "Option Agreement"), PICO granted to Optionee a stock option (the "Option") to purchase up to 175,000 shares of PICO Common Stock (the "PICO Shares"), at an exercise price per share of $13.50, subject to the terms of the Option Agreement and PICO's 1995 Non-qualified Stock Option Plan (the "PICO Plan").

         D. Pursuant to the Merger Agreement, Citation will assume as of the Closing Date the obligations of PICO under the Option Agreement, substituting shares of Citation Common Stock for the PICO Shares based on the Exchange Ratio and making appropriate adjustments to the number of shares and the exercise price per share of Citation Common Stock issuable upon exercise of the Option (the "Assumption").

         E. By executing this Assumption Agreement, Optionee agrees to the Assumption in accordance with the terms and conditions of this Assumption Agreement.

                                    AGREEMENT

         NOW, THEREFORE, the parties hereto agree as follow:

         1. Subject to the terms and conditions contained herein, Citation hereby confirms that effective upon the Closing of the Merger, it assumes the obligations of PICO under the Option Agreement and PICO Plan with respect to the PICO Shares.

         2. The Option hereby assumed by Citation will continue to be on the same terms and conditions as set forth in the Option Agreement, except that:

                  (a) The Option shall be exercisable for 876,732 shares of Citation Common Stock.

                  (b) The exercise price per share for each share of Citation Common Stock purchasable under the Option will be $2.695.

                  (c) Continuous employment with PICO and/or Citation, whether occurring before or after the Effective Date, shall be credited to Optionee for purposes of determining the number of shares subject to exercise, vesting or repurchase after the Effective Date.

                  (d) At the time the Option is exercised, in whole or in part, or at any time thereafter as requested by Citation, Optionee hereby authorizes payroll withholding and otherwise agrees to make adequate provision for foreign, federal, state and local tax withholding obligations, if any, which arise in connection with the Option, including, without limitation, obligations arising upon (i) the exercise, in whole or in part, of the Option, (ii) the transfer, in whole or in part, of any shares acquired on exercise of the Option, or (iii) the lapsing of any restriction with respect to any shares acquired on exercise of the Option.

         3. The Merger shall not accelerate any right of exercise of vesting or the lapsing of any repurchase option in favor of Citation under the Option.

         4. The shares of Citation Common Stock to be issued upon the exercise of the Option shall not be issued against the share reserve under a Citation stock option plan. Citation shall separately reserve for issuance the number of shares of Citation's authorized but unissued Common Stock subject to the PICO Options assumed by Citation.

         5. Optionee represents to Citation that Optionee is a bona fide resident of the State of [ ] Ohio / [X] California / [ ] other (specify) _____________________________, and files income tax returns as a resident of such state.

         6. This Assumption Agreement shall be governed by the laws of the State of California as such laws are applied to agreements between California residents entered into and to be performed entirely within the State of California.

         7. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Merger Agreement.

         8. This Assumption Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

         9. Optionee has confirmed the number of PICO Shares subject to the Option Agreement and verifies and agrees that this Assumption Agreement (together with any other stock option assumption agreement of the same date provided to Optionee by Citation) represents and reflects assumption by Citation of any and all options or other rights to purchase or receive stock of PICO held by Optionee.

         IN WITNESS WHEREOF, the parties have executed this Assumption Agreement as of the date first written above.


CITATION INSURANCE GROUP                     OPTIONEE


By: /s/ Robert Erickson
    -------------------------------          -----------------------------------
        Robert Erickson                          Ronald Langley